11017006

SEC ... ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52501

RECEIVED FEB 2 5 2011 SEC Mail Processing Section Washington, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelnet Capital, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 South 13th Street
(No. and Street)

Lincoln	NE	68508
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Melcher 402-323-1194
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

233 South 13th Street, Suite 1600, Lincoln, Nebraska 68508
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Chad B. Melcher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nelnet Capital, L,L.C., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP & Managing Director
Title

Anita L. Zichek
Notary Public

GENERAL NOTARY-State of Nebraska
ANITA L. ZICHEK
My Comm. Exp. April 17, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, L.L.C. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Nelnet Capital, L.L.C. and subsidiary (the Company) as of December 31, 2010, and the related consolidated statements of income, member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of Nelnet Capital, L.L.C. and subsidiary as of December 31, 2010, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

Lincoln, Nebraska
February 24, 2011

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	3,291,265
Cash and cash equivalents – held at related party		6,816,940
Total cash and cash equivalents		10,108,205
Cash deposit with clearing broker		30,000
Commissions receivable from a related party		498,338
Other accounts receivable from a related party		9,350
Other accounts receivable		63,589
Furniture and equipment, less accumulated depreciation of $13,795		6,107
Prepaid expenses and other assets		26,712
Total assets	$	10,742,301

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	532,226
Member's equity:		
Contributed capital		550,000
Retained earnings		9,660,075
Total member's equity		10,210,075
Total liabilities and member's equity	$	10,742,301

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statement of Income

Year ended December 31, 2010

Revenues:		
Commissions, net of commissions incurred of $2,847,187	$	789,511
Placement fee income		178,757
Interest income		62,725
Other revenue		302
Total revenues		1,031,295
Expenses:		
Employee compensation and benefits		308,855
General and administration		577,790
Consulting fees		47,150
Licenses and registration		23,857
Depreciation		1,633
Communications		5,646
Other		1,720
Total expenses		966,651
Net income	$	64,644

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statement of Member's Equity

Year ended December 31, 2010

		Contributed capital	Retained earnings	Member's equity
Balance at January 1, 2010	$	550,000	9,595,431	10,145,431
Net Income		—	64,644	64,644
Balance at December 31, 2010	$	550,000	9,660,075	10,210,075

See accompanying notes to consolidated financial statements.

NELNET CAPITAL, L.L.C. AND SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 64,644
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,633
Decrease in prepaid expenses and other assets	1,522
Decrease in commissions receivable from a related party	34,204
Decrease in other accounts receivable from a related party	8,950
Increase in other accounts receivable	(31,881)
Decrease in accounts payable and accrued expenses	(70,489)
Net cash provided by operating activities	8,583
Cash flows from investing activities:	
Decrease in deposit with clearing broker	73,808
Proceeds from sales of long-term investment securities	1,100,000
Purchases of long-term investment securities	(500,000)
Net cash provided by investing activities	673,808
Net increase in cash and cash equivalents	682,391
Cash and cash equivalents at beginning of year	9,425,814
Cash and cash equivalents at end of year	$ 10,108,205

See accompanying notes to consolidated financial statements.

(1) Organization and Nature of Business

Nelnet Capital, L.L.C. and subsidiary (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The registration is necessary for the Company to conduct its investment brokerage activities. The Company holds no customer accounts. Nelnet Capital, L.L.C. is a wholly owned subsidiary of Nelnet, Inc.

The Company provides introductory brokerage services. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company is maintained by a third party. Investment products include common stocks, bonds, and mutual funds.

(2) Summary of Significant Accounting Policies

(a) *Principles of Consolidation*

Included in the consolidated financial statements is Shockley Financial Corp. (SFC), a wholly owned subsidiary of the Company. All intercompany balances and transactions have been eliminated in consolidation.

SFC is not included in the Company's focus report.

(b) *Use of Estimates*

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and other disclosures. Actual results could differ from those estimates.

(c) *Cash and Cash Equivalents*

For purposes of the consolidated statement of cash flows, the Company considers all investments with maturities when purchased of three months or less to be cash equivalents.

(d) *Deposit with Clearing Broker*

The Company's deposit with clearing broker is held in a federally insured brokerage account subject to use restrictions and consists of money market funds.

(e) *Accounts Receivable*

Accounts receivable are presented at their net realizable values. Allowance estimates are based upon individual customer experience and likelihood of collection. As of December 31, 2010, there was no allowance balance.

(f) *Furniture and Equipment*

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets of 7 years.

(Continued)

(g) Revenue Recognition

- *Commissions* – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives commission and fee income directly from the respective mutual fund.
- *Placement Fee Income* – Placement fee income is earned by investing bond and note proceeds on behalf of the issuer of the bonds or notes. Placement fee income is recognized at the time the bond and note proceeds are invested and the income is determinable.

(h) Income Taxes

In accordance with the limited liability company filing status, all income of the Company is taxable at the members' level. Due to the Company being a 100% subsidiary of Nelnet, Inc., it is considered a disregarded entity for income tax purposes and its taxable income will be reported by Nelnet, Inc.

If the Company were a C corporation and required to record income taxes, the impact would have been income tax expense of approximately $24,200 for the year ended December 31, 2010.

SFC is a C corporation and is subject to tax liability at the corporate level. SFC is a member of the Nelnet, Inc. and subsidiaries consolidated income tax group. There are currently no deferred income tax items related to this entity.

The Company recognizes and measures its recognized tax benefits as required by the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company records interest and penalties related to unrecognized tax benefits in its provision for income taxes.

(3) Related-Party Transactions

Noninterest income includes $636,672 of income derived from transactions with parties related through common ownership. During 2010, the Company paid related parties approximately $322,000 in commissions and $36,000 for payroll costs. Additionally, during 2010, the Company was allocated expenses from its parent for certain general and administrative expenses totaling approximately $228,200. The Company had a receivables from related parties of approximately $507,688 and a payable to related parties of approximately $81,200 at December 31, 2010.

(4) Commitments and Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker/dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of nondelivery of securities owed by other broker/dealers, to purchase or sell the securities in the open market to correct a failed settlement. It is the Company's policy

to charge to the consolidated statement of income any losses resulting from failed settlements. At December 31, 2010, the Company had no exposure for failed settlements.

Securities transactions with other broker/dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker/dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

The Company, because of the nature of its business, is at all times subject to numerous legal actions, threatened or filed. Management believes that none of the legal proceedings to which it is a party are likely to have a material adverse affect on the Company's financial condition, operating results, or cash flows.

(5) Regulatory Matters

(a) Focus Report

The Company's member's equity, as reported in the consolidated financial statements, is equal to that reported in the schedule accompanying the consolidated financial statements and the Form X-17A-5, Part IIA.

The Company's cash and cash equivalents includes approximately $3,272,000, which is invested in money market funds. These are reported as other securities on the Company's Focus Report.

(b) Net Capital Requirement

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Because the Company holds no customer accounts, SEC Rule 15c3-1 requires the Company to maintain minimum net capital of $250,000. At December 31, 2010, the Company had net capital, as defined and as adjusted, of $3,042,778.

(Continued)

(6) Subsequent Events

The Company provided distributor services to the College Savings Plan of Nebraska through a contract with Union Bank and Trust Company (Union Bank), an entity under common control, as the program manager. Effective December 17, 2010, Union Bank was no longer the program manager for the College Savings Plan of Nebraska. Beginning in 2011, the Company will no longer receive commissions from Union Bank. During the year ended December 31, 2010, the Company received $636,672 in commissions associated with the College Savings Plan of Nebraska. Outside of this event, the Company is unaware of any significant events subsequent to the date of the consolidated financial statements through February 24, 2011 that would require disclosure.

Schedule I

NELNET CAPITAL, L.L.C.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Total member's equity (from consolidated statement of financial condition)	$	10,210,075
Deduct member's equity not allowable for net capital		—
Total member's equity qualified for net capital		10,210,075
Deduct nonallowable assets:		
Prepaid expenses, other receivables, cash held at related parties and other assets		7,095,750
Furniture and equipment, net		6,107
		7,101,857
Net capital before haircuts on securities positions		3,108,218
Haircuts on securities (computed pursuant to Rule 15c3-1)		65,440
Net capital	$	3,042,778

Computation of Basic Net Capital Requirement

Minimum net capital required (6.67% of aggregate indebtedness)	$	—
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Net capital requirement		250,000
Excess net capital		2,792,778
Excess net capital at 1000%		3,042,778

Computation of Aggregate Indebtedness

Total liabilities to be included in computation of aggregate indebtedness	$	—
Deduct adjustments based on deposits in Special Reserve Bank accounts (Rule 15c3-1(c)(1)(vii))		—
Total aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		—%

The Company claims exemption under Rule 15c3-3(k)(1).

See accompanying report of independent registered public accounting firm.

Schedule II

NELNET CAPITAL, L.L.C.

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

See accompanying report of independent registered public accounting firm.

Schedule III

NELNET CAPITAL, L.L.C.

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2010.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 1501
222 South 15th Street
Omaha, NE 68102-1610

Suite 1600
233 South 13th Street
Lincoln, NE 68508-2041

Report of Independent Registered Public Accounting Firm

The Board of Directors
Nelnet Capital, L.L.C. and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Nelnet Capital, L.L.C. and subsidiary (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Lincoln, Nebraska
February 24, 2011